UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                  Cambio, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   13200N-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 4, 1999
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                   ----------------------------
CUSIP No. 13200N-10-0                                       Page 1 of 20 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Travelers Insurance Company
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          0
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           3,430,000
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             0
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   3,430,000
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,430,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IC
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------------------                   ----------------------------
CUSIP No. 13200N-10-0                                       Page 2 of 20 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Travelers Insurance Group Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          0
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           3,430,000**
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             0
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   3,430,000**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,430,000**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

** Represents shares of Class A Common Stock ("Common Stock") directly beneficially owned by The Travelers Insurance Company ("TIC")

---------------------------------                   ----------------------------
CUSIP No. 13200N-10-0                                       Page 3 of 20 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PFS Services, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Georgia
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          0
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           3,430,000**
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             0
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   3,430,000**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,430,000**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

** Represents shares of Common Stock directly beneficially owned by TIC

---------------------------------                   ----------------------------
CUSIP No. 13200N-10-0                                       Page 4 of 20 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Associated Madison Companies, Inc
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          0
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           3,430,000**
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             0
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   3,430,000**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,430,000**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

** Represents shares of Common Stock directly beneficially owned by TIC

---------------------------------                   ----------------------------
CUSIP No. 13200N-10-0                                       Page 5 of 20 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Citigroup Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [X]
         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                          0
SHARES                ----------------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                           3,440,000**
EACH                  ----------------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                             0
WITH                  ----------------------------------------------------------
                          10)      SHARED DISPOSITIVE POWER
                                   3,440,000**
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,440,000**
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7%**
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

** Represents shares of Common Stock directly beneficially owned by TIC and other subsidiaries of Citigroup Inc.

                                  SCHEDULE 13D

Item 1. Security and Issuer.

         The title of the class of equity securities to which this statement relates is Class A Common Stock ("Common Stock") of Cambio, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6006 North Mesa Street, Suite 515, El Paso, Texas 79912.

Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Travelers Insurance Company ("TIC"), a Connecticut corporation, The Travelers Insurance Group Inc. ("TIGI"), a Connecticut corporation, PFS Services, Inc. ("PFS"), a Georgia corporation, Associated Madison Companies, Inc. ("Associated Madison"), a Delaware corporation and Citigroup Inc. ("Citigroup"), a Delaware corporation (collectively, the "Reporting Persons").

The Travelers Insurance Company
-------------------------------

        (a)      Name: The Travelers Insurance Company
        (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
        (c)      Principal Business: Insurance
        (d)      Criminal Proceedings: None
        (e)      Civil Proceedings: None
        (f)      Citizenship: Connecticut

         Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of TIC.

The Travelers Insurance Group Inc.
----------------------------------

        (a)      Name:  The Travelers Insurance Group Inc.
        (b) Address of Principal Place of Business and Office: One Tower Square, Hartford, Connecticut 06183
        (c)      Principal Business:  Holding company for insurance subsidiaries
        (d)      Criminal Proceedings:  None
        (e)      Civil Proceedings:  None
        (f)      Citizenship:  Connecticut



                                     Page 6
                                  of 20 pages

PFS Services, Inc.
------------------

        (a)      Name:  PFS Services, Inc.
        (b) Address of Principal Place of Business and Office: 3120 Breckinridge Boulevard, Duluth, Georgia 30199
        (c)      Principal Business: Holding company for insurance subsidiaries.
        (d)      Criminal Proceedings:  None
        (e)      Civil Proceedings:  None
        (f)      Citizenship:  Georgia

Associated Madison Companies, Inc.
----------------------------------

        (a)      Name:  Associated Madison Companies, Inc.
        (b) Address of Principal Place of Business and Office: 153 East 53rd Street, New York, New York 10043
        (c)      Principal Business: Holding company for insurance subsidiaries.
        (d)      Criminal Proceedings:  None
        (e)      Civil Proceedings:  None
        (f)      Citizenship:  Delaware

Citigroup Inc.
--------------

        (a)      Name:  Citigroup Inc.
        (b) Address of Principal Place of Business and Office: 153 East 53rd Street, New York, NY, 10043
        (c) Principal Business: Holding company for banking, securities and insurance subsidiaries.
        (d)      Criminal Proceedings:  None
        (e)      Civil Proceedings:  None
        (f)      Citizenship:  Delaware

         Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citigroup.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 4, 1999, TIC purchased 9,000 shares of the Issuer's Series B Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price of $900,000. Each share of the Preferred Stock is convertible at any time into 500 shares of Common Stock. TIC purchased the Preferred Stock reported herein with its working capital. The additional 10,000 shares of Common Stock indirectly beneficially owned by Citigroup and reported herein were acquired by other subsidiaries of Citigroup in transactions separate from and unrelated to TIC's purchase of the Preferred Stock.


                                     Page 7
                                  of 20 pages

Item 4. Purpose of Transaction.

         The Reporting Persons purchased the shares of Preferred Stock and Common Stock reported herein in the ordinary course of their investment activities.

Item 5.  Interest in Securities of the Issuer.

TIC
---

As of May 4, 1999 TIC directly beneficially owned 9,000 shares of the Issuer's Preferred Stock. On February 25, 2000, TIC converted 4,500 shares of Preferred Stock and received 2,250,000 shares of Common Stock. On March 8, 2000, TIC converted 4,500 shares of Preferred Stock and received 2,250,000 shares of Common Stock. To the best knowledge of TIC, none of the persons named in Exhibit A hereto under TIC owns securities of the Issuer.

      The table below contains information about all conversions of and transactions in the Issuer's securities by TIC between May 4, 1999 and March 14, 2000.



------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
   Title of security         Transaction       Trade Date    Number of Shares      Conversion        Amount of Common
                                                                                 Rate/Price Per    Stock Directly Owned
                                                                                      Share          After Transaction
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Preferred Stock                Purchase          5/4/99                  9,000               $100                      0
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Preferred Stock               Conversion        2/25/2000                4,500              1:500              2,250,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Preferred Stock               Conversion        3/8/2000                 4,500              1:500              4,500,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Common Stock                     Sale           3/8/2000               130,000             $2.464              4,370,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Common Stock                     Sale           3/8/2000               265,000             $2.424              4,105,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Common Stock                     Sale           3/9/2000               245,000             $2.158              3,860,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Common Stock                     Sale           3/10/2000              150,000             $2.121              3,710,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------
Common stock                     Sale           3/13/2000              280,000             $2.467              3,430,000
------------------------- ------------------- -------------- ------------------ ------------------ ----------------------


                                     Page 8
                                  of 20 pages

      The following information is being provided as of March 14, 2000 with respect to TIC's direct beneficial ownership of the Issuer's Common Stock.

          (a)      Amount Beneficially Owned:                      3,430,000

          (b)      Percent of Class:                                    17.7%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct
                         the vote ........................                 0

                   (ii)  shared power to vote or direct
                         the vote ........................         3,430,000

                   (iii) sole power to dispose or to direct
                         the disposition of...............                 0

                   (iv)  shared power to dispose or to direct
                         the disposition of...............         3,430,000

      TIGI
      ----

      TIGI is the parent company of TIC. The following information is being provided as of March 14, 2000 with respect to TIGI's indirect beneficial ownership of the Issuer's Common Stock.

          (a)      Amount Beneficially Owned:                      3,430,000

          (b)      Percent of Class:                                    17.7%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct
                         the vote ........................                 0

                   (ii)  shared power to vote or direct
                         the vote ........................         3,430,000

                   (iii) sole power to dispose or to direct
                         the disposition of...............                 0


                                     Page 9
                                  of 20 pages

                   (iv)  shared power to dispose or to direct
                         the disposition of...............         3,430,000

      PFS
      ---

      PFS is the parent company of TIGI. The following information is being provided as of March 14, 2000 with respect to PFS's indirect beneficial ownership of the Issuer's Common Stock.

          (a)      Amount Beneficially Owned:                      3,430,000

          (b)      Percent of Class:                                    17.7%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct
                         the vote ........................                 0

                   (ii)  shared power to vote or direct
                         the vote ........................         3,430,000

                   (iii) sole power to dispose or to direct
                         the disposition of...............                 0

                    (iv) shared power to dispose or to direct
                         the disposition of...............         3,430,000

      Associated Madison
      ------------------

      Associated Madison is the parent company of PFS. The following information is being provided as of March 14, 2000 with respect to Associated Madison's indirect beneficial ownership of the Issuer's Common Stock.

          (a)      Amount Beneficially Owned:                      3,430,000

          (b)      Percent of Class:                                    17.7%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct
                         the vote ........................                 0


                                     Page 10
                                  of 20 pages

                   (ii)  shared power to vote or direct
                         the vote ........................         3,430,000

                   (iii) sole power to dispose or to direct
                         the disposition of...............                 0

                    (iv) shared power to dispose or to direct
                         the disposition of...............         3,430,000



      Citigroup
      ---------

      Citigroup is the parent company of Associated Madison. To the best knowledge of Citigroup, none of the persons named in Exhibit A hereto under Citigroup owns securities of the Issuer. The following information is being provided as of March 14, 2000 with respect to Citigroup's indirect beneficial ownership of the Issuer's common stock.

          (a)      Amount Beneficially Owned:                      3,440,000

          (b)      Percent of Class:                                    17.7%

          (c)      Number of shares as to which such person has:

                   (i)   sole power to vote or to direct
                         the vote ........................                 0

                   (ii)  shared power to vote or direct
                         the vote ........................         3,440,000

                   (iii) sole power to dispose or to direct
                         the disposition of...............                 0

                   (iv)  shared power to dispose or to direct
                         the disposition of...............         3,440,000


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable.


                                     Page 11
                                  of 20 pages

      Item 7.     Material to be filed as Exhibits.

                  Exhibit           Description
                  -------           -----------

                  A Officers and Directors of The Travelers Insurance Company and Citigroup Inc.

                  B Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.


                                     Page 12
                                  of 20 pages

      Signature
      ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:               March 14, 2000



      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Stephanie Mudick
             ------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary



      The Travelers Insurance Group Inc.
      ----------------------------------

      By:    /s/ Stephanie Mudick
             ------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary



      PFS Services, Inc.
      ------------------

      By:    /s/ Christine Homer
             ------------------------
      Name:  Christine Homer
      Title:  Assistant Secretary



      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Stephanie Mudick
             ------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary


      Citigroup Inc.
      --------------

      By:    /s/ Stephanie Mudick
             ------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary


                                     Page 13
                                  of 20 pages

                            EXHIBIT A



       Executive Officers and Directors of The Travelers Insurance Company

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of The Travelers Insurance Company.


Name, Title and Citizenship    Principal Occupation and Business Address
---------------------------    -----------------------------------------

J. Eric Daniels                Chairman of the Board, Chief Executive Officer
Director and                   and President
Executive Officer              The Travelers Insurance Company
United States                  One Tower Square
                               Hartford, CT 06183

Jay S. Benet                   Executive Vice President, Chief Financial
Director and                   Officer, Chief Accounting Officer and Comptroller
Executive Officer              The Travelers Insurance Company
United States                  One Tower Square
                               Hartford, CT 06183

George C. Kokulis              Executive Vice President
Director and                   The Travelers Insurance Company
Executive Officer              One Tower Square
United States                  Hartford, CT 06183

Katherine M. Sullivan          Deputy General Counsel
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd St., 4th fl
United States                  New York, NY 10043

Marc P. Weill                  Head of Citigroup Investments
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd St., 4th fl
United States                  New York, NY 10043


                                     Page 14
                                  of 20 pages

               Executive Officers and Directors of Citigroup Inc.
               --------------------------------------------------

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

C. Michael Armstrong                 Chairman & Chief Executive Officer
Director                             AT&T Corporation
United States                        295 North Maple Avenue, Room 4353L
                                     Basking Ridge, NJ 07920

Alain J. P. Belda                    President & Chief Executive Officer
Director                             Alcoa Inc.
Brazil                               201 Isabella Street, Floor 6J12
                                     Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                   Partner
Director                             Skadden, Arps, Slate, Meagher & Flom
United States                        919 Third Avenue
                                     New York, NY 10022

Kenneth T. Derr                      Chairman & Chief Executive Officer
Director                             Chevron Corporation
United States                        575 Market Street, 40th fl
                                     San Francisco, CA 94105

John M. Deutch                       Institute Professor
Director                             Massachusetts Institute of Technology
United States                        77 Massachusetts Avenue, Room 6-208
                                     Cambridge, MA 02139

The Honorable Gerald R. Ford         Former President of the United States
Honorary Director                    40365 Sand Dune Road
United States                        Rancho Mirage, CA 92270

Ann Dibble Jordan                    Consultant
Director                             2940 Benton Place, N.W.
United States                        Washington, DC 20008-2718

Reuben Mark                          Chairman and Chief Executive Officer
Director                             Colgate-Palmolive Company
United States                        300 Park Avenue
                                     New York, NY 10022-7499


                                     Page 15
                                  of 20 pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Michael T. Masin                     Vice Chairman and President - International
Director                             GTE Corporation
United States                        1255 Corporate Drive
                                     Mail Code SVC06C30
                                     Irving, TX  75038

Dudley C. Mecum                      Managing Director
Director                             Capricorn Management
United States                        30 East Elm Street
                                     Greenwich, CT 06830

Richard D. Parsons                   President
Director                             Time Warner Inc.
United States                        75 Rockefeller Plaza, 29th fl
                                     New York, NY 10019

Andrall E. Pearson                   Chairman & Chief Executive Officer
Director                             TRICON Global Restaurants, Inc.
United States                        660 Steamboat Road
                                     Greenwich, CT 06830

John S. Reed                         Chairman and Co-Chief Executive Officer
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Robert E. Rubin                      Member of the Office of the Chairman
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Robert B. Shapiro                    Chairman and Chief Executive Officer
Director                             Monsanto Company
United States                        800 North Lindbergh Boulevard
                                     Mail Zone D1S
                                     St. Louis, MO 63167

Franklin A. Thomas                   Former President
Director                             The Ford Foundation
United States                        595 Madison Avenue, 33rd fl
                                     New York, NY 10022


                                     Page 16
                                  of 20 pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Sanford I. Weill                     Chairman and Co-Chief Executive Officer
Director and                         Citigroup Inc.
Executive Officer                    153 East 53rd Street, 4th fl
United States                        New York, NY 10043

Edgar S. Woolard, Jr.                Former Chairman & Chief Executive Officer
Director                             E.I. du Pont de Nemours & Company
United States                        1007 Market Street
                                     Wilmington, DE 19898

Arthur Zankel                        General Partner
Director                             High Rise Partners, LP
United States                        535 Madison Avenue, 26th floor
                                     New York, NY  10022

Michael A. Carpenter                 Co-Chief Executive Officer
Executive Officer                    Global Corporate and Investment Bank
United States                        Citigroup Inc.
                                     399 Park Avenue, 2nd fl
                                     New York, NY 10043

Paul J. Collins                      Vice Chairman
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Michael D'Ambrose                    Senior Human Resources Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Jay S. Fishman                       President & CEO
Executive Officer                    Travelers Property Casualty Corp.
United States                        One Tower Square, 8GS
                                     Hartford, CT 06183

Edward D. Horowitz                   Citigroup Inc.
Executive Officer                    153 East 53rd St., 4th fl
United States                        New York, NY 10043


                                     Page 17
                                  of 20 pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Thomas Wade Jones                    Co-Chairman & CEO
Executive Officer                    SSB Asset Management Group
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Robert I. Lipp                       Chairman & CEO
Executive Officer                    Global Consumer Business
United States                        Citigroup Inc.
                                     153 East 53rd St., 4th fl
                                     New York, NY 10043

Deryck C. Maughan                    Vice Chairman
Executive Officer                    Citigroup Inc.
United Kingdom                       153 East 53rd St., 4th fl
                                     New York, NY 10043

Victor J. Menezes                    Co-Chief Executive Officer
Executive Officer                    Global Corporate and Investment Bank
India                                Citigroup Inc.
                                     399 Park Avenue, 2nd fl
                                     New York, NY 10043

Heidi G. Miller                      Chief Financial Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd Street, 4th fl
                                     New York, NY  10043

Charles O. Prince, III               General Counsel/Corporate Secretary
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

William R. Rhodes                    Vice Chairman
Executive Officer                    Citigroup Inc.
United States                        399 Park Avenue, 2nd fl
                                     New York, NY 10043

Petros Sabatacakis                   Senior Risk Officer
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd Street
                                     New York, NY  10043


                                     Page 18
                                  of 20 pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Todd S. Thomson                      Senior Vice President
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Marc P. Weill                        Head of Citigroup Investments
Executive Officer                    Citigroup Inc.
United States                        153 East 53rd St., 4th fl
                                     New York, NY 10043

Robert B. Willumstad                 Chairman
Executive Officer                    CitiFinancial Credit Company
United States                        153 East 53rd St., 5th fl
                                     New York, NY 10043


                                     Page 19
                                  of 20 pages

                                    EXHIBIT B



      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
      Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.



      Dated:               March 14, 2000



      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Stephanie Mudick
           --------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary

      The Travelers Insurance Group Inc.
      ----------------------------------

      By:    /s/ Stephanie Mudick
           --------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary

      PFS Services, Inc.
      ------------------

      By:    /s/ Christine Homer
           --------------------------
      Name:  Christine Homer
      Title:  Assistant Secretary

      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Stephanie Mudick
           --------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------

      By:    /s/ Stephanie Mudick
           --------------------------
      Name:  Stephanie Mudick
      Title:  Assistant Secretary



                                     Page 20
                                  of 20 pages